FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2002

G. WILLI-FOOD INTERNATIONAL LTD.

(Translation of registrant's name into English)

3 Nahal Snir St., Yavne, Israel 81224
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X FORM 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES _ NO X

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On August 15, 2002, G. Willi-Food International Ltd. (the "Registrant") announced its unaudited financial results for the second quarter and for the six months ended June 30, 2002.

Exhibits

The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated August 15, 2002.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: August 15, 2002

By: ____________________
Name: Joseph Williger
Title: Chief Executive Officer

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: August 15, 2002

By: ______________________

Name: Joseph Williger

Title: Chief Executive Officer

G. WILLI-FOOD INTERNATIONAL LTD ANNOUNCES RESULTS FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED JUNE 30, 2002

SALES INCREASE OF 11%, NET INCOME INCREASE OF 6%

Yavne, Israel, August 15, 2002.

G. Willi-Food International Ltd. (NASDAQ: WILCF) today reported its unaudited financial results for the second quarter and the six months ended June 30, 2002.

Total sales for the six months ended June 30, 2002, increased by 11% to NIS 79,557,000 (US$ 16,682,000) from NIS 71,898,000 (US$ 15,076,000) for the same period in 2001.

Gross profit for the six months ended June 30, 2002, increased by 12% to NIS 21,627,000 (US$ 4,535,000) from NIS 19,334,000 (US$ 4,054,000) for the same period in 2001. The gross profit represents 27% of the total sales for the six months ended June 30, 2002 in compare to 27% for the same period in 2001.

Operating income for the six months ended June 30, 2002 increased by 19% to NIS 11,742,000 (US$ 2,462,000) from NIS 9,893,000 (US$ 2,074,000) for the same period in 2001.

Net income for the six months ended June 30, 2002 increased by 6% to NIS 7,166,000 (US$ 1,502,000) from NIS 6,778,000 (US$ 1,421,000) for the same period in 2001.

The basic earnings per share for the six months ended June 30, 2002 increased by 6% to NIS 1.68 (US$ 0.35) from NIS 1.58 (US$ 0.33) for the same period in 2001.

G. Willi-Food International Ltd., is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.

G. WILLI-FOOD INTERNATIONAL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Adjusted to NIS of June 2002)

	Adjusted New Israeli Shekels		Convenience Translation Into U.S. dollars
	June 30	December 31,	June 30
	2002	2001	2002
	In thousands		
ASSETS			
Current assets			
Cash and cash equivalents	28,408	26,230	5,957
Marketable securities	21,448	15,149	4,497
Trade receivables	23,487	24,240	4,925
Other receivables and prepaid expenses	897	5,038	188
Related parties	17	-	4
Inventories	19,229	20,518	4,032
Total current assets	93,486	91,175	19,603
Property and equipment, net	2,885	3,033	605
Other assets, net	55	9	12
	96,426	94,217	20,220
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Payables:			
Short term bank credit	60	2,291	13
Trade payables	11,500	15,439	2,411
Related parties	1,057	1,321	222
Other and accrued expenses	3,938	2,450	826
Total current liabilities	16,555	21,501	3,472
Accrued severance pay	152	163	32
Shareholders' equity	79,719	72,553	16,716
	96,426	94,217	20,220

G. WILLI-FOOD INTERNATIONAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Adjusted to NIS of June 2002)

	Adjusted New Israeli Shekels				Convenience Translation Into U.S. dollars	
	Six months		Three months		Six months	Three months
	ended June 30,				ended June 30	
	2002	2001	2002	2001	2002	2002
Sales	79,557	71,898	38,955	32,049	16,682	8,168
Cost of sales	57,930	52,564	29,483	21,744	12,147	6,182
Gross profit	21,627	19,334	9,472	10,305	4,535	1,986
Selling expenses	5,144	4,552	2,390	2,785	1,079	501
General and administrative expenses	4,741	4,889	2,241	2,322	994	470
Total operating expenses	9,885	9,441	4,631	5,107	2,073	971
Operating income	11,742	9,893	4,841	5,198	2,462	1,015
Financial income (expenses), net	(2,231)	64	(1,728)	(290)	(468)	(362)
Other expense, net	(4)	-	-	-	(1)	-
Income before taxes on income	9,507	9,957	3,113	4,908	1,993	653
Taxes on income	2,341	3,179	362	1,434	491	76
Net income	7,166	6,778	2,751	3,474	1,502	577
Earnings per share data:						
Earnings per share:						
Basic	1.68	1.58	0.64	0.81	0.35	0.13
Diluted	1.68	1.58	0.64	0.81	0.35	0.13
Shares used in computing						
Earnings per ordinary share:						
Basic	4,277,500	4,277,500	4,277,500	4,277,500	4,277,500	4,277,500
Diluted	4,277,500	4,277,500	4,277,500	4,277,500	4,277,500	4,277,500